Exhibit 99.1

TRILLION ENERGY ANNOUNCES SASB WELL PERFORATION RESULTS

Perforation program ups SASB gas field production rates to 14.4 MMcf/d (100% interest)

October 30, 2023 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleases to provide an update on its three well perforation program at the SASB gas field previously announced on September 25.

So far, two out of the three well operations have now been commenced or successfully completed. As a result, total combined production at SASB is currently 14.4 MMcf/d (100%) - 7,056 MMCF/d net to Trillion into the gas sales pipeline.

More information on stabilized production rates are expected during the week as perforations are currently ongoing in the West Akcakoca well and yet to commence in the Akcakoca-3 well. The work program is expected to be completed later this week.

Natural gas sale prices received by Trillion for October are USD $12.33/mcf (CAD $17.14). November gas prices are expected to be set over the next few days by the government regulator BOTAS. Trillion pays operating costs of $90,000 per month for SASB and a 12.5% royalty on gas sales.

Technical Details of the Three Well Perforation Program

Guluc-2 -The perforation program includes a total of 30 metres of gas pay in five separate sands. On October 25th the top two “C” sands at 3,665 – 3,674.5 metres MD (measured depth) were perforated (14.65 metres TVT (true vertical thickness) of gas pay) causing gas pressure to increase to 1,140 psi. On October 26th the top 3 metres (8.46 metres TVT) of the “C” sands 3,644 – 3,654 metres were perforated causing gas pressure increase to 1,735 psi. Due to the high pressure, a decision was made to delay perforation of the final pay zones in Guluc-2 totaling 12.3 metres in the “B”, “A” and “AA” gas sands until after the West Akcakoca-2 perforations to allow production to stabilize first.

West Akcakoca-2 – On October 28th sands “B” and “A” were perforated totaling 6 metres of gas pay causing pressure to increase to 1,742 psi. Perforation of two additional zones is ongoing.

Akcakoca-3 will be the final well to be perforated in the “C” and the “E” sands for an additional 19 metres of gas pay.

Trillion has recently installed a new compressor at the Cayagzi gas field to reduce back pressure from the field into the gas processing plant. Installation of well pumps and reduced tubing sizes will come at a later date.

Arthur Halleran CEO stated:

“We are pleased with the results of our ongoing perforation program at SASB which is about half- way completed at this time. We are well on our way to following through with our work program and hitting the production targets as set out in our September 25 news release this year. The current program is just the beginning, we will continue to work on increasing gas production at SASB until we are satisfied with the results”

About the Company

Trillion Energy International Inc is focused on oil and natural gas production for Europe and Türkiye with natural gas assets in Türkiye. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects and a 19.6% (except three wells with 9.8%) interest in the Cendere oil field. The Company has a 50% interest in 3 high impact oil exploration blocks in S.E. Turkiye. More information may be found on www.sedar.com, and our website.

Contact

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are no guarantee of future performance and are subject to certain risks, uncertainties, change of strategy, and assumptions that are difficult to predict and which may change over time. Accordingly, actual results and strategies could differ materially and adversely from those expressed in any forward- looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, changes in capital raising strategies, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may increase and be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2022 and updated January 31 2023.